John Hancock Funds II
601 Congress Street
Boston, MA 02210
March 22, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Brion Thompson
Re:	John Hancock Funds II (the “Trust”) File Nos. 333-126293; 811-21779
Ladies and Gentlemen:
This letter is in response to comments received via telephone on March 17, 2011 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 40 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A filed with the SEC on January 31, 2011. The purpose of the Amendment is to register new classes of shares of the Emerging Markets Fund, a separate series of the Trust (the “Fund”). Set forth below is a summary of each comment followed by our response. Changes made as a result of comments given regarding the prospectus for a particular share class that would apply to the prospectuses for all of the new share classes will be made to such prospectuses.
Comment 1 — The prospectus states that the Fund will invest at least 80% of its net assets in companies associated with emerging markets (the “80% test”). The word “associated” is too vague and should be better described.
Response to Comment 1 — Immediately following the 80% test, the prospectus will be revised to state that a company is associated with an emerging market if its securities meet the definition of “Approved Market Security” as defined in the prospectus.
Comment 2 — The prospectus states that the Fund may invest in derivative instruments that derive their value from “Approved Market Securities.” Please explain how such derivatives are counted towards the 80% test.
Response to Comment 2 — Each derivative instrument is assessed to determine if it qualifies for the 80% test because it derives its value from an “Approved Market Security.” As described in the prospectus, the Fund may utilize futures and options on futures. To the extent that the Fund utilizes these instruments for securities or indices that derive their value from an “Approved Market Security,” they would be included. For other derivative instruments that derive their value from “Approved Market Securities,” the value of the instrument for purposes of the 80% test is based on its economic exposure evaluated on a case by case basis.
Comment 3 — Under “Principal risks,” the prospectus states that an investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. If the Fund is not sold through or advised by a bank, remove this risk from this section of the prospectus.
Response to Comment 3 — Because the Fund is not sold through or advised by a bank, this statement will be moved to a different part of the prospectus, as requested.
Comment 4 — In the “Who’s who” section of the prospectus under “Subadviser,” please state each portfolio manager’s business experience generally during the past five years.
Response to Comment 4 — The prospectus will be revised to describe each portfolio manager’s business experience during the past five years, as requested.
Comment 5 — In the “Financial highlights” section, please provide the financial highlights of an existing class of shares of the Fund.
Response to Comment 5 — The prospectus will be revised to provide the financial highlights of Class NAV shares of the Fund, as requested.
Comment 6 — The Fund’s most recent annual report indicates an emphasis on financial services companies. Please add disclosure in the principal investment strategies and risks sections of the prospectus to address these investments.
Response to Comment 6 — The prospectus will be revised to state that the Fund may invest in financial services companies and the risks thereof, as requested.
Comment 7 — In the Compensation Table on page 59 of the Statement of Additional Information, please state how many funds within the fund complex are overseen by each Trustee.
Response to Comment 7 — The Statement of Additional Information will be revised as requested.
Per the SEC staff’s request, the Trust acknowledges the following:
•	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

•	Staff comments or changes to disclosure in response to staff comments on the Amendment do not foreclose the SEC from taking any action with respect to Amendment; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.
Please contact the undersigned at 617-663-2261 if you have any questions regarding this letter.

Sincerely,
/s/ Christopher Sechler
Christopher Sechler
Assistant Secretary

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